Filed Pursuant to Rule 433

Registration No. 333-164985

Supplementing the Preliminary Prospectus

Supplement dated November 6, 2012

(To Prospectus dated February 19, 2010)

$2,500,000,000

The Dow Chemical Company

$1,250,000,000 3.000% Notes due 2022

$1,250,000,000 4.375% Notes due 2042

Final Term Sheet

November 6, 2012

Issuer:	The Dow Chemical Company

Long-term Debt Ratings:	Moody’s: Baa2 (Stable Outlook); S&P: BBB (Stable Outlook); Fitch: BBB (Stable Outlook)

Type of Offering:	SEC Registered (No. 333-164985)

Listing:	None

Trade Date:	November 6, 2012

Settlement Date (T+5):	November 14, 2012

Change of Control:	If a change of control triggering event occurs, the Issuer will be required, subject to certain conditions, to make an offer to repurchase the Notes at a price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase (all as described in the Issuer’s Preliminary Prospectus Supplement dated November 6, 2012 relating to the Notes).

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	Goldman, Sachs & Co. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC SMBC Nikko Capital Markets Limited

Senior Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc. Standard Chartered Bank

Co-Managers:

CastleOak Securities, L.P.

Fifth Third Securities, Inc.

Loop Capital Markets LLC

Certain of the underwriters are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by Financial Industry Regulatory Authority regulations. Certain non-U.S. underwriters may, however, share underwriting income with affiliates.

Title of Securities:	3.000% Notes due 2022	4.375% Notes due 2042

Aggregate Principal Amount Offered:	$1,250,000,000	$1,250,000,000

Maturity Date:	November 15, 2022	November 15, 2042

Interest Payment Dates:	Semi-annually on May 15 and November 15, beginning on May 15, 2013	Semi-annually on May 15 and November 15, beginning on May 15, 2013

Coupon (Interest Rate):	3.000%	4.375%

Price to Public (Issue Price):	98.266%	97.840%

Yield to Maturity:	3.204%	4.507%

Benchmark Treasury:	UST 1.625% due 8/15/2022	UST 3.000% due 05/15/2042

Benchmark Treasury Price and Yield:	98-27; 1.754%	101-26+; 2.907%

Spread to Benchmark Treasury:	1.450% (145 basis points)	1.600% (160 basis points)

Optional Redemption:

The Notes will be redeemable at the Issuer’s option at any time, in whole or from time to time in part, prior to August 15, 2022 (three months prior to their November 15, 2022 maturity date), at a redemption price equal to (A) the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 0.250% (25 basis points), plus (B) accrued and unpaid interest to (but excluding) the redemption date.

At any time on or after August 15, 2022 (three months prior to their November 15, 2022 maturity date), the Notes will be redeemable, at any time in whole or from time to time in part, at the Issuer’s option at par plus accrued and unpaid interest thereon to but excluding the date of redemption.

The Notes will be redeemable at the Issuer’s option at any time, in whole or from time to time in part, prior to May 15, 2042 (six months prior to their November 15, 2042 maturity date), at a redemption price equal to (A) the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 0.250% (25 basis points), plus (B) accrued and unpaid interest to (but excluding) the redemption date.

At any time on or after May 15, 2042 (six months prior to their November 15, 2042 maturity date), the Notes will be redeemable, at any time in whole or from time to time in part, at the Issuer’s option at par plus accrued and unpaid interest thereon to but excluding the date of redemption.

CUSIP Number:	260543 CH 4	260543 CG 6

ISIN Number:	US260543CH45	US260543CG61

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526, HSBC Securities (USA) Inc. toll free at (866) 811-8049; J.P. Morgan Securities LLC collect at (212) 834-4533 or SMBC Nikko Capital Markets Limited collect at 011-44-20-3527-7024.

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